* AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049353

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 03 2015
Wash., D.C.
124

SEC FILE NUMBER
8- 24216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Popular Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 Ponce de León Ave., Suite 1200
(No. and Street)

San Juan (City) **PR** (State) **00918** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatriz Díaz **787-758-7400 ext. 4759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave. (Address) **San Juan** (City) **PR** (State) **00918** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Gregory Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Popular Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 2918

Signature

President

Title

In San Juan, Puerto Rico, this 27th day of February, 2015.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I hereby certify that this document is a true and correct copy of the original that was notarized by the undersigned under the same number (2918).

In San Juan, Puerto Rico this 27th day of February, 2015.

ILLICH OMAR COLON
PUERTO RICO
ABOGADO-NOTARIO

NOTARY PUBLIC

Popular Securities LLC

(a wholly-owned subsidiary of Popular, Inc.)

Statement of Financial Condition

December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Popular Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2015

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2016
Stamp E139738 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2014 **Confidential**

(dollars in thousands, except share data)

Assets	
Cash	$ 1,164
Securities purchased under agreements to resell	151,134
Financial instruments owned, at fair value	
Pledged securities with creditors' rights to repledge	27,064
Other securities owned	16,145
Receivables from broker-dealers and counterparties	3,561
Accrued interest receivable	336
Receivables from affiliates	1,739
Fixed assets, net of accumulated depreciation of $2,792	1,095
Prepaid income taxes	34
Goodwill	3,800
Other intangible assets	713
Other assets	2,408
Total assets	$ 209,193
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 156,865
Payables to broker-dealers and counterparties	2,016
Accrued interest payable	41
Accounts payable to affiliates	596
Accrued employee compensation and benefits	2,382
Deferred compensation	1,794
Other liabilities	1,502
Total liabilities	165,196
Commitments and contingencies (Notes 13 and 14)	
Stockholder's equity	
Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding	25
Additional paid-in capital	15,713
Retained earnings	28,259
Total stockholder's equity	43,997
Total liabilities and stockholder's equity	$ 209,193

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except share data)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities LLC (the "Company") is engaged in investment banking, brokerage, and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), clearing broker, and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees net of syndicate expenses, arising from offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing corporate finance advisory services. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts, and 3) sales concessions on a trade-date basis.

(dollars in thousands, except share data)

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income earned by the Company includes the following sources: interest earned on reverse repurchase transactions, and interest income earned by the Company on its trading portfolio. Interest expense arises from the following: interest on cash borrowings to finance payment for securities purchased, interest on cash collateral received in repurchase transactions and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Investment Advisory Fees

Investment advisory fees are based on the net assets of the client accounts. These revenues are received quarterly but are recognized as earned on a pro rata basis over the quarter.

Other Revenues

Other revenues includes fees charged on debit balances in customer margin accounts, and fees earned on distribution of investment companies.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. Interest income and expense related to these agreements is recorded on an accrual basis.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements.

The Company nets certain repurchase and resale agreements with the same counterparty in the Statement of Financial Condition when the requirements of ASC 210-20-45-11 are met.

(dollars in thousands, except share data)

Receivables from and Payables to Broker-Dealers and Counterparties
At December 31, 2014, receivables and payables to broker dealers and counterparties consist of the following:

Receivables	
Clearing broker	$ 1,011
Net unsettled transactions	2,357
Investment banking fees	25
Other	168
	$ 3,561

Payables	
Net unsettled transactions	$ 2,000
Other	16
	$ 2,016

The Company entered into an agreement with its clearing agent providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 55 basis points. At December 31, 2014, the interest rate was 1.45%. There was no outstanding balance under this agreement as of December 31, 2014.

Cash
Cash includes cash on hand and in banks.

Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations.

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2014, fixed assets, net consist of the following:

	Useful life in years	Cost
Leasehold improvements	10	$ 2,042
Furniture and fixtures	5	1,508
Electronic equipment	3	280
Vehicles	5	57
		$ 3,887
Less - accumulated depreciation and amortization		(2,792)
		$ 1,095

(dollars in thousands, except share data)

Other Assets
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total net forgivable loans as of December 31, 2014 amounted to approximately $1,732. At December 31, 2014 the Company has a reserve for uncollectible loans amounting to $2,057.

Income Taxes
Effective January 1, 2014 the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes will flow through to its Parent Company. Therefore, no current or deferred taxes will be reported in the Company's financial statements going forward.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election. Given that the change from Corporation to LLC is a change in tax status, the impact of this change was recorded through income from continuing operations in the Company's Statement of Operations.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has no open uncertain tax positions as of December 31, 2014. Tax years 2010 to 2013 are open to examination by the Puerto Rico taxing authorities.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life.

The Company completed all impairment tests and determined that there are no impairment losses to be recognized during the year ended December 31, 2014.

2. Financial Instruments Owned and Fair Value Measurements

Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

(dollars in thousands, except share data)

ASC 820-10 "Fair Value Measurement and Disclosures" establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or

(dollars in thousands, except share data)

spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, market data feeds such as MSRB, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Corporate debt securities and investment companies:** Quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund. Closed-end funds are traded on the secondary market at the shares' market value. Corporate debt securities that trade less frequently are classified as Level 3.

The following table sets presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

	Fair value measurements on a recurring basis as of December 31, 2014			
ASSETS	**Level 1**	**Level 2**	**Level 3**	**Total**
Collateralized Mortgage Obligations	$ -	$ 260	$ 1,375	1,635
Puerto Rico, States and political subdivisions obligations	-	7,954	-	7,954
Mortgage and other asset-backed securities	-	12,000	6,230	18,230
Corporate debt and investment companies	-	13,827	794	14,621
Residual Interest Certificate	-	-	769	769
Financial instruments owned, at fair value	$ -	$ 34,041	$ 9,168	$ 43,209

(dollars in thousands, except share data)

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2014:

	For the year ended December 31, 2014				
	Mortgage and other asset-backed securities	Corporate Debt	Residual Interest Certificate	Collateralized Mortgage Obligations	Total
Balance at December 31, 2013	$ 9,490	$ 1,014 #	$ 915	$ 1,423	$ 12,842
Realized and Unrealized Gains (losses) included in earnings	(148)	(220)	(146)	(12)	(526)
Purchases	805	-	-	270	1,075
Sales	(1,817)	-	-	-	(1,817)
Paydowns and maturities	(2,100)	-	-	(306)	(2,406)
Transfers into Level 3	-	-	-	-	-
Balance at December 31, 2014	$ 6,230	$ 794	$ 769	$ 1,375	$ 9,168

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2014	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Collateralized Mortgage Obligations	$ 1,375	Discounted cash flow model	Weighted average life	2.2 years (0.6- 4.8 years)
			Yield	4.0% (1.3% - 4.7%)
			Constant prepayment rate	24.0% (19.5% - 27.9%
Residual Interest Certificate	$ 769	Discounted cash flow model	Weighted average life	5.5 years
			Yield	12%
			Prepayment speed assumption	180
Corporate Debt	$ 794	Broker quotes	Evaluated quotes	N/A
Mortgage and other asset backed securities	$ 6,230	Broker quotes	Evaluated quotes	N/A

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant

(dollars in thousands, except share data)

prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2014, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude certain financial instruments and all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.
- **Securities purchased under agreements to resell:** includes highly liquid instruments with an average maturity of three months or less. For this reason, they carry a low risk of changes in value as a result of changes in interest rates, and the carrying amount approximates their fair value. These instruments are classified as Level 2.
- **Securities sold under agreements to repurchase:** includes securities sold under agreements to repurchase with an average maturity of three months or less. For this reason, they carry a low risk of changes in value as a result of changes in interest rates, and the carrying amount approximates their fair value. Securities sold under agreements to repurchase are classified as Level 2.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

	At December 31, 2014				
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 1,164	$ 1,164	$ 1,164	$ -	$ -
Securities purchased under agreements to resell	$ 151,134	$ 151,134	$ -	$ 151,134	$ -
Financial Liabilities:					
Securities sold under agreements to repurchase	$ 156,865	$ 156,865	$ -	$ 156,865	$ -

(dollars in thousands, except share data)

3. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interests is accounted for at fair value and included in the "Residual Interest Certificate" caption above. Cash flows received on the residual retained interest were approximately $241 for the year ended December 31, 2014.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows:

Fair value of residual retained interest	$	769
Weighted-average life (in years)		5.50
Prepayment speed assumption		180
Discount rate (yield)		12%

4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2014 was as follows:

Repledged	$	145,866
Not repledged		33,259
	$	179,125

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

(dollars in thousands, except share data)

5. Goodwill and Other Intangible Assets

At December 31, 2014, goodwill and other intangible assets consist of the following:

	Useful Life (years)	
Customer lists	10	$ 1,500
Covenant not to compete	3	71
		1,571
Less - Accumulated amortization		(858)
Other intangibles		713
Goodwill		3,800
Goodwill and other intangibles		$ 4,513

6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2014:

Securities sold under agreements to repurchase	$ 156,865
Maximum aggregate balance outstanding at any month-end	$ 251,493
Average monthly aggregate balance outstanding	$ 207,458
Weighted average interest rate	
At December 31, 2014	0.53%
For the period	0.42%

The following table presents the carrying and market values of securities sold under agreements to repurchase, shown by type and remaining maturity of the related repurchase agreement as of December 31, 2014.

	Carrying Value (Notional Amount)	Market Value	Repurchase Liability	Repo Rate
Mortgage and other asset-backed securities				
Demand	$ 5,000	$ 5,308	$ 4,850	0.70%
Term up to 30 days	112,846	120,321	112,771	0.40%
Puerto Rico, States and political subdivisions obligations				
Demand	42,805	31,359	24,747	0.70%
Term up to 30 days	6,046	4,457	3,849	0.80%
Corporate debt and investment companies				
Demand	2,000	2,054	1,353	0.70%
Term up to 30 days	8,825	8,889	8,117	0.85%
Collateralized Mortgage Obligations				
Term up to 30 days	1,147	1,174	1,178	0.80%
	$ 178,669	$ 173,562	$ 156,865	

(dollars in thousands, except share data)

7. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2017. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 7.90 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2014.

8. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan"), which is divided into two deferral methods, depending on the employee's group.

Under the Plan, non-financial consultant participants earning over $150 are required to defer a portion of their incentive performance bonus. The dates on which participants are vested are as follows: (a) 50% at the end of the fiscal year in which the amounts were deferred and (b) 50% at the end of the subsequent fiscal year for which the amounts were deferred.

Total amount deferred related to this Plan included in deferred compensation as of December 31, 2014 amounted to $175.

Total liability under the Plan for the non-financial consultant employees not deferred, included in accrued employee compensation and benefits, amounted to $1,085.

Under the Plan, retail division (financial consultants) participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of three years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for retail division employees as of December 31, 2014 amounted to $1,619 included as deferred compensation in the Statement of Financial Condition.

9. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. There were no profit sharing contributions to the plan during the year. The plan's trustee is an affiliated company.

(dollars in thousands, except share data)

10. Income Taxes

Effective January 1, 2014, the Company converted from a Puerto Rico corporation to a Puerto Rico limited liability company in order to take advantage of changes to the Puerto Rico Tax Code that allow limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes.

As a result of the conversion, the Company's taxable income flows through to its Parent Company. Accordingly, the Company derecognized a deferred tax asset of $3,195. The impact of this derecognition was recorded through income from continuing operations. The Company also received $1,683 in cash for a tax credit on the Company's books, which will be used by the Parent Company.

During the period ended December 31, 2014 the Company recorded an out of period adjustment in the amount of $192 related to income tax return to provision true-up adjustments. The impact of correcting these errors in the prior period would have increased the income tax benefit recorded by approximately $192, therefore increasing net income by the same amount. After evaluating the quantitative and qualitative aspects of the misstatements, management has determined that the effect of the errors noted were not material to the financial statements of the prior period impacted or the current period, and accordingly, has recorded an out of period adjustment in the current period.

11. Derivatives

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management. Gains and losses on derivatives used for trading purposes are generally included as "Principal transactions, net" in the Statement of Operations.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements. TBAs are a forward mortgage-backed securities trade. The risk involved with TBAs is minimum as the exposure from these instruments is collateralized.

(dollars in thousands, except share data)

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

There were no financial instruments designated as non-hedging derivatives outstanding as of December 31, 2014.

12. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2014, the Company had 80% of its repurchase agreements with an unrelated financial institution.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2014, the Company had $7,954 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

13. Commitments

At December 31, 2014, the Company has obligations under a number of noncancelable leases, for office space which require rental payments as follows:

Year		Minimum Payments
2015	$	746
2016		135
2017		106
2018		50
		1,037

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2014 amounted to $49.

(dollars in thousands, except share data)

14. Contingent Liabilities

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company. Popular Securities has received customer complaints and is named as a respondent (among other broker-dealers) in 39 arbitration proceedings with aggregate claimed damages of approximately $104 million, including one arbitration with claimed damages of $78 million in which two other Puerto Rico broker-dealers are co-defendants. An adverse result in the matters described above could materially and adversely affect on Popular Securities. The proceedings are in their early stages and it is the view of management that Popular Securities has meritorious defenses to the claims asserted.

In February 2014, the Financial Industry Regulatory Authority ("FINRA") notified Popular Securities that it was conducting an examination of broker-dealers in Puerto Rico, including Popular Securities, with respect to the sale of Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds. In December 2014, FINRA and Popular Securities reached a definitive agreement, in the form of an Acceptance, Waiver and Consent ("AWC") Letter, in connection with the latter's purported violations of NASD Rules 3010(a) and (B) and FINRA Rule 2010. Without admitting or denying those allegations, Popular Securities agreed to the payment of a $125 fine.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of the accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the aggregate range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts accrued), for current legal proceedings ranges from $0 to approximately $6.5 million as of December 31, 2014. For certain other cases, management cannot reasonably estimate the possible loss at this time. Any estimate involves judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current proceedings whose share of the liability has not been determined, the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

(dollars in thousands, except share data)

15. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

16. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2014, the Company did not pay any amounts related to these guarantees.

17. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. As of December 31, 2014, there were outstanding resale and repurchase agreements with affiliates and affiliated funds of $41,844 and $30,950, respectively. Accrued interest receivable and payable related to these transactions amounted to $21 and $10, respectively.

At December 31, 2014, the Company owned securities issued by affiliates and affiliated funds with a fair value of approximately $4,411.

The Company receives managerial services from affiliates as well as various administrative and financial services.

18. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

(dollars in thousands, except share data)

19. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2014, the Company's net capital of $21,007 was $19,777 in excess of required net capital of $1,230. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

20. Subsequent Events

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2014 up to March 2, 2015, the date the financial statements were available to be issued.

Puerto Rico municipal securities have experienced a decline in prices due, in part, to concerns about the Puerto Rico economy. On February 12, 2015, Standard & Poor's ("S&P") lowered its ratings on the Commonwealth of Puerto Rico general obligation (GO) debt, as well as its debt ratings on Puerto Rico's Employee Retirement System to 'B' from 'BB+'. On February 19, 2015, Moody's Investors Service, Inc. ("Moody's") also downgraded the GOs to 'Caa1' from 'Ba2' as well as most ratings linked to such general obligation rating, which were downgraded two notches. While the Government of Puerto Rico has taken a number of steps to strengthen its fiscal position, it is expected that uncertainty and volatility will remain, as the results of many of these measures have yet to be realized. At this time, the Company believes that the recent credit rating downgrades will not have a significant effect on the Company's financial results, though no assurance may be given to such effect. Financial instruments owned, at fair value, of approximately $7,634 as of December 31, 2014 were downgraded subsequent to December 31, 2014.

On February 27, 2015, the FDIC took over the operations of Doral Bank, a banking subsidiary of Doral Financial Corporation ("DFC"), as a result of being significantly undercapitalized under banking regulations. The Company owns senior unsecured notes of DFC through its investment in Conservation Trust notes ("CT notes") with a fair value of $794 as of December 31, 2014. The value of CT notes subsequent to the FDIC intervention in DFC's banking subsidiary is currently unknown and would depend on the liquidation value of its assets other than the investment in the banking subsidiary.